
05055684

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



RECEIVED
JUN 16 2005
183
PROCESSING
SECTION
WASH, D.C.

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Tobacco Workers

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR TOBACCO WORKERS
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Finance Committee of the Board of Directors of Altria Group, Inc., the Administrator and the Participants of the Deferred Profit-Sharing Plan for Tobacco Workers:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Tobacco Workers (the "Plan") at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
May 25, 2005

DEFERRED PROFIT-SHARING PLAN FOR TOBACCO WORKERS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2004 and 2003
(in thousands of dollars)

	2004	2003
Investments:		
Investment in Master Trust A	$ 646,726	$ 645,172
Investment in Master Trust B	278,564	295,791
Participant loans	35,710	40,416
Total investments	961,000	981,379
Receivables:		
Employer's contribution	37,945	36,958
Participants' contributions	715	620
Total receivables	38,660	37,578
Net assets available for benefits	$ 999,660	$ 1,018,957

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR TOBACCO WORKERS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2004
(in thousands of dollars)

	2004
Investment income:	
Investment income from Master Trust A	$ 36,086
Investment income from Master Trust B	24,651
Interest from participant loans	2,069
Total investment income	62,806
Contributions to the Plan:	
By employer	37,945
By participants	7,366
Total contributions	45,311
Total additions	108,117
Deductions from net assets attributed to:	
Distributions and withdrawals	(128,927)
Total deductions	(128,927)
Transfer between plans	1,513
Net decrease	(19,297)
Net assets available for benefits:	
Beginning of year	1,018,957
End of year	$ 999,660

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Tobacco Workers (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris USA Inc. ("Philip Morris") who are represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union. Philip Morris is a subsidiary of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The administration of the Plan has generally been delegated to the Senior Vice President, Human Resources and Administration of Altria Group, Inc. (the "Administrator"). The Finance Committee of the Board of Directors of Altria Group, Inc. (the "Finance Committee") is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrator and the Finance Committee are hereinafter collectively referred to as the "Fiduciaries".

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and becomes eligible for the Philip Morris contribution (the "Employer Contribution") upon completion of twenty-four months of eligibility service. Participants can direct all contributions among eight investment options.

Employee Stock Ownership Plan:

The employee stock ownership plan ("ESOP") portion of the Plan permits each participant who invests in the investment option consisting of the common stock of Altria Group, Inc. ("Altria Common Stock") to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Salaried Employees (the "Salaried Employees Plan"), the Deferred Profit-Sharing Plan for Craft Employees (the "Craft Employees Plan") and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Master Trust ("Master Trust A") for which State Street Bank and Trust Company serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Employees Plan and the Craft Employees Plan in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Trust for Company Stock ("Master Trust B") for which Fidelity Management Trust Company serves as the trustee. Master Trust B was established in 2003 to allow for the "real-time trading" by participants of Altria Common Stock and replaced the Altria stock fund that was formerly part of Master Trust A.

Master Trust A and Master Trust B are hereinafter collectively referred to as the "Master Trusts".

Participant Accounts:

Each participant's Plan accounts, which include a company account and may include personal before-tax, before-tax catch-up, personal after-tax, rollover, after-tax rollover and paysop accounts, are credited with the participant's contributions, the Employer Contribution and the allocated share of the investment activities of each investment option in which he or she participates.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is determined at the time of the loan issuance, is equal to the prime rate as published in *The Wall Street Journal* as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The interest rate used for participant loans is adjusted quarterly, or more frequently when the prime rate changes by more than one-half percent. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant's account balance at the time of the loan request or $50,000, less the participant's highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant's loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant's Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant's investment authorization in effect at the time of repayment.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Generally all of the assets of Master Trust B are invested in Altria Common Stock which could be subject to significant market fluctuations. A small portion of the assets is held in cash for administrative purposes.

Valuation of Investment in Master Trusts:

The Plan's allocated share of the Master Trusts' net assets and investment activities is based upon the total of each individual participant's share of the Master Trusts.

Valuation of the Master Trusts' Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common collective trusts and registered investment companies.

Investment contracts and the related pools of mortgage-backed and asset-backed securities and other investments are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices. For Master Trust B, Altria Common Stock is valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee will determine the value based on all available information.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trusts:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

The Employer Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees and brokerage commissions (excluding those for Altria Common Stock held in Master Trust B) are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trusts and charged directly to participant accounts on a monthly basis.

Transaction fees (including fees associated with the trading of Altria Common Stock) are paid by the Master Trusts and charged solely to the accounts of the participants that initiate the transactions.

3. Contributions:

The Employer Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below), less the amounts allocated to participants in the Salaried Employees Plan and the Craft Employees Plan, or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Employer Contribution is to be allocated. The aggregate of the Employer Contribution to the Plan and the employer contributions to the Salaried Employees Plan and the Craft Employees Plan may not be more than three percent of Altria Group, Inc.'s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Operating Profit is defined as the earnings of Philip Morris before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Employer Contribution to the Plan and the employer contributions to the Salaried Employees Plan and the Craft Employees Plan, charges for any incentive compensation plan, including the Special Bonus Program announced in January 2000 and any broad-based stock awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans), the expense of which is charged to the earnings of Philip Morris, but excluding any sales incentives programs of Philip Morris, any other stock-based awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from Operating Profit.

No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Internal Revenue Code of 1986, as amended (the "Code"). For 2004 and 2003, the catch-up contribution was limited to $3,000 and $2,000, respectively. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2004 and 2003, a participant's before-tax contribution was limited to $13,000 and $12,000, respectively, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

4. Master Trust A Investments:

The Plan had a 21% and 23% interest in Master Trust A at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the net assets of Master Trust A were as follows (in thousands of dollars):

	2004	2003
Investments at fair value:		
Common collective trusts	$1,020,342	$ 900,166
Registered investment companies	298,719	253,813
Investment contracts (at contract value)	1,397,034	1,272,659
Government securities	270,823	293,390
Short-term temporary investments	35,460	88,365
Total investments	3,022,378	2,808,393
Receivables:		
Interest and dividend income	2,204	2,766
Other	-	136
Total assets	3,024,582	2,811,295
Liabilities:		
Other	1,583	799
Net assets	$3,022,999	$2,810,496

Master Trust A investment activities for the year ended December 31, 2004 were as follows (in thousands of dollars):

Interest and dividends	$ 74,867
Net appreciation in common collective trusts	108,237
Net appreciation in registered investment companies	16,766
Net depreciation in government securities	(3,903)
Investment income	$195,967

Investment contracts consist of synthetic and traditional guaranteed investment contracts ("GIC's"). The crediting interest rates of the investment contracts ranged from 3.49% to 6.88% and from 3.67% to 6.88% at December 31, 2004 and 2003, respectively. The blended crediting rate of the investment contracts was 4.78% for the year ended December 31, 2004.

The crediting interest rates for the synthetic GIC's are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC's are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GIC's includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC's was $1,301,232 thousand and $1,138,649 thousand at December 31, 2004 and 2003, respectively. The fair value of the synthetic GIC's was $1,321,133 thousand and $1,176,448 thousand at December 31, 2004 and 2003, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GIC's was $95,802 thousand and $134,010 thousand at December 31, 2004 and 2003, respectively. The fair value of the traditional GIC's was $99,458 thousand and $141,588 thousand at December 31, 2004 and 2003, respectively.

5. Master Trust B Investments:

The Plan had a 26% and 28% interest in Master Trust B at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the net assets of Master Trust B were as follows (in thousands of dollars):

	2004	2003
Investments at fair value:		
Altria Common Stock	$1,070,632	$1,053,391
Cash	58	14
Total investments	1,070,690	1,053,405
Receivable – dividend income	13,141	13,653
Total assets	1,083,831	1,067,058
Liabilities – other	20	-
Net assets	$1,083,811	$1,067,058

Master Trust B investment activities for the year ended December 31, 2004 were as follows (in thousands of dollars):

Dividends	$ 36,662
Net appreciation in Altria Common Stock	90,339
Investment income	$127,001

6. Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Common Stock which is exempt from the party-in-interest transaction prohibitions of ERISA.

7. Plan Termination:

The Board of Directors of Altria Group, Inc. (the "Board") has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Employer Contribution to the Plan or to terminate the Plan. The Board has delegated to the Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8. Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DEFERRED PROFIT-SHARING PLAN FOR TOBACCO WORKERS

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 4.00% to 4.75% during 2004	-0-	$35,710,492

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Human Resources and Administration of Altria Group, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR TOBACCO WORKERS

(Name of Plan)

By 

Kenneth F. Murphy, Senior Vice President,
Human Resources and Administration,
Altria Group, Inc.

Date: June 13, 2005

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-13210) of Altria Group, Inc. of our report dated May 25, 2005 relating to the financial statements and supplemental schedule of the Deferred Profit-Sharing Plan for Tobacco Workers, which appears in this Form 11-K.



New York, New York
June 13, 2005